UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Notice to the Market is neither an offer to sell nor a request of an offer to buy securities in Brazil. The Notes will not be offered to the public in Brazil and, accordingly, there will not be registration with the Brazilian Securities Commission – CVM or traded on any Brazilian securities market.

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

CNPJ/MF No. 90.400.888/0001-42

NIRE 35.300.332.067

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. (“Santander Brazil” or “Company”), in addition to the Notice to the Market released on November 5th, 2018 (“Initial Notice”) announces to its shareholders and to the market in general that the Central Bank of Brazil (“Central Bank”) authorized, on the date hereof:

(1)      Inclusion of Notes in the Company’s regulatory capital: the inclusion of instruments issued through Santander Brazil’s Grand Cayman Branch in the Tier 1 and Tier 2 of the regulatory capital of Santander Brazil (the “Notes”), pursuant to National Monetary Council (CMN) Resolution No. 4,192 of March 1, 2013 (“CMN Resolution 4,192/13”), in the aggregate amount of two billion, five hundred million American dollars (US$2,500,000,000.00), pursuant to offering made outside Brazil and outside the United States to non-US Persons under Regulation S of the U.S. Securities Act of 1933, as amended (the “Securities Act”), in accordance with the characteristics set forth in the Initial Notice (the “Offering of Notes”); and

(2)      Redemption of instruments: redemption of instruments currently making up Santander Brazil’s Tier 1 and Tier 2 regulatory capital pursuant to CMN Resolution 4,192/13, which were issued based on the resolution approved at Santander’s Board of Directors meeting held on January 14, 2014 (the “Redemption”). The Redemption authorized by the Central Bank will be carried out with funds raised through the Offering of Notes, in accordance with the terms and conditions of the documents that formalized the issuance of these instruments.

The Company will release a new Notice to the Market once the Redemption is effectively carried out.

This notice does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor will there be any sale of these securities in any state of the United States or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities act of any such state or jurisdiction. The Offering of Notes was carried out outside Brazil and outside the United States to non-US Persons, in accordance with Regulation S under the Securities Act.

São Paulo, December 18, 2018

Angel Santodomingo

Investor Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: December 18, 2018

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer